Exhibit 1.01

Conflict Minerals Report of NetApp, Inc.

For the Calendar Year Ended December 31, 2014

This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding NetApp’s goals for its Conflict Minerals policy and the actions that NetApp intends to take to improve transparency and reporting. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents NetApp files from time to time with the Securities and Exchange Commission, including the factors described under the sections titled “Risk Factors” in NetApp’s most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, NetApp disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

This is the Conflict Minerals Report for NetApp, Inc. (“NetApp”) for calendar year 2014 prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Introduction

NetApp is a leading provider of innovative storage systems and data management solutions that form the foundation for efficient and flexible IT infrastructures.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules promulgated thereunder (together “Section 1502”) require NetApp to perform certain due diligence procedures and disclose information about the use and origin of certain minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by NetApp. The NetApp products that contain minerals or metals are its hardware products (storage systems and subsystems) that NetApp contracts to manufacture and sells directly or through resellers. The specific minerals covered by these rules consist of tin, tantalum, tungsten and gold and are referred to as “Conflict Minerals”.

Conflict Minerals are necessary to the functionality or production of the storage systems and subsystems that NetApp contracts to manufacture. Components and subassemblies that are made in part using Conflict Minerals are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers and contract manufacturers.

In accordance with Section 1502, NetApp has performed a “reasonable country of origin inquiry” (“RCOI”) on minerals that were in NetApp’s supply chain for calendar year 2014 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) and has conducted due diligence measures as described below.

Due Diligence Procedures

In accordance with Rule 13p-1, NetApp undertook due diligence procedures to determine the source and chain of custody of the Conflict Minerals used in its products. NetApp designed its due diligence measures for each of the Conflict Minerals to conform, in all material respects, with the due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; Second Edition (OECD 2013) (“OECD Framework”) and related Supplements. NetApp’s due diligence measures included:

1.	Establishing strong company management systems for conflict minerals supply chain;

2.	Identifying and assessing risk in the supply chain;

3.	Designing and implementing strategies to respond to identified risks;

4.	Participating in industry associations that apply an independent third-party audit protocol to assess the due diligence practices of conflict minerals smelters;

5.	Reporting annually on our supply chain due diligence activities.

STEP 1: Establish strong company management systems

a)	Identified an executive sponsor for NetApp’s supply chain transparency objectives to provide internal leadership and guidance to attain NetApp’s goal of determining the countries of origin of the Conflict Minerals that are necessary for the production or functionality of its products and eliminating sources of Conflict Minerals that benefit armed groups.

b)	Adopted and posted a Conflict Minerals policy (discussed further below) on its website. NetApp requested all vendors and suppliers of materials that could potentially contain Conflict Minerals to comply with the requirements of Section 1502, if applicable, and to support NetApp’s compliance. NetApp continues to educate suppliers on its Conflict Minerals policy.

c)	Included Section 1502 of the Dodd-Frank requirement contractually in its Master Supply Agreements, requiring suppliers to provide necessary information.

d)	Adapted internal processes, procedures and systems to capture, maintain, retrieve and report on supplier sourcing of Conflict Minerals to further improve transparency and the ability to report on NetApp’s sourcing of Conflict Minerals in accordance with Section 1502 in coming years.

e)	Utilized the Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (CMRT) sent to NetApp’s supply base via a 3rd party provider to gather information on the chain of custody of the necessary conflict minerals, also known as 3TG included in NetApp products (the “RCOI Survey”).

f)	Instituted Conflict Minerals risk assessment as part of NetApp product development process.

g)	Identified personnel within NetApp responsible for the NetApp sustainability program, including responsibility for day-to-day consideration and review of compliance requirements related to the Section 1502.

STEP 2: Identify and assess risks in the supply chain

a)	Performed an initial risk assessment of all parts represented within its product lines followed by an initial supplier risk assessment. Suppliers were first assessed by determining whether they supplied hardware, software or services. If the supplier was determined to supply hardware, NetApp assessed whether the materials supplied by the supplier could potentially contain Conflict Minerals. Finally, suppliers were surveyed to determine whether they sourced Conflict Minerals from the Covered Countries.

b)	Provided introductory letters explaining NetApp’s country of origin inquiry and due diligence efforts and requesting supplier cooperation. Suppliers were offered training materials on the requirements of Section 1502, NetApp’s plan to achieve compliance with the requirements of Section 1502 and NetApp’s goal of achieving responsible sourcing from its suppliers.

c)	Partnered with a 3rd party provider to conduct a RCOI Survey and distribute CMRTs to its supply base in order to gather information on country of origin and identify smelters or refiners (SORs). The RCOI survey documentation aligned to the EICC-GeSI template (version 3.02). Suppliers were asked to identify the smelters and refiners who contributed to the materials contained in parts and components that they supplied to NetApp.

d)	Received responses to NetApp’s RCOI Survey in excess of 90% of component spend for calendar year 2014.

e)	Compared smelters and refiners identified against the list of smelting facilities which have received a “conflict free” designation (such as EICC-GeSI Conflict Free Smelter program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit.

STEP 3: Design and implement a strategy to respond to identified risks

a)	NetApp has established a supplier Conflict Minerals policy which outlines NetApp’s requirements for its suppliers:

a.	Sourcing minerals from socially responsible suppliers.

b.	Requesting suppliers downstream to source minerals from socially responsible suppliers.

c.	Providing NetApp with prompt, truthful, and accurate information regarding each supply source and the nature of the sourcing materials as it relates to the requirements of Section 1502.

d.	Cooperating with regular business reviews, surveys, and audits undertaken by or for NetApp so that it can comply with the requirements of Section 1502.

b)	NetApp has flowed-down its Conflict Minerals policy to its entire supply base. This has aided in defining sourcing requirements for products supplied to NetApp.

c)	NetApp’s supplier qualification and assessment program includes audits of supplier representations of their status to validate their previous and current reporting.

d)	In 2014, NetApp led Conflict Minerals forums and collaborated with industry peers to define, improve best practices, and encourage responsible sourcing.

In calendar year 2015, NetApp plans to:

a)	Continue to work with its top materials-spend suppliers to improve transparency and reporting. Concurrently, through its supplier performance management process, NetApp continues to assess risk for its supply base that are not improving their level of transparency required by Section 1502 and promote its intended purpose. NetApp will work with suppliers with underdeveloped processes, providing information and guidance in an attempt to increase transparency.

b)	Compare RCOI Survey responses to information collected via independent conflict free smelter validation programs (e.g., EICC-GeSI Conflict-Free Sourcing Initiative (CFSI)). NetApp will contact all component materials suppliers in an effort to communicate with SORs identified as a result of the RCOI Survey and request their participation in improving transparency and promoting the CFSI efforts.

c)	Continue its leadership role by hosting Conflict Minerals forums and collaborating with industry peers to define, improve best practices, and encourage responsible sourcing. NetApp will continue to participate in the Conflict-Free Sourcing Initiative to assist in increasing the number of smelters and refiners.

STEP 4: Carry out independent third party audit of smelter/refiner’s due diligence practices

NetApp will continue to participate in the CFSI to assist in increasing the number of smelters and refiners directly and indirectly in its supply base that have been validated as “conflict’free” under the CFSI’s Conflict-Free Smelter Program, which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. NetApp will obtain a third party independent audit of its own due diligence process and compliance efforts and results as required by Section 1502.

STEP 5: Report annually on supply chain due diligence

NetApp’s Conflict Minerals policy, Form SD and this Conflict Minerals Report are currently posted on NetApp’s public website:

http://investors.netapp.com/governance.cfm

http://investors.netapp.com/sec.cfm

http://www.netapp.com/us/company/our-story/conflict-minerals.aspx.

Results of Due Diligence

NetApp, as a purchaser, is many steps removed from the mining of the Conflict Minerals and does not purchase raw ore or unrefined Conflict Minerals, nor does it purchase bulk Conflict Minerals in the form of ingots or bullions for use in it products. The origin of NetApp’s Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

As a result of its due diligence efforts, NetApp has concluded that for calendar year 2014 it is unable to determine:

•	the country of origin of the components and materials that are necessary for the production or functionality of its products; or

•	if portions of its products contain recycled or scrap sources.

NetApp is making this determination because it does not have sufficient information from suppliers or other sources to conclude where the necessary Conflict Minerals originated.